UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

16 March 2007

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

Spring Global Mail reaches agreement with Pitney Bowes in the USA

16 March 2007

16 March 2007

Spring Global Mail reaches agreement with Pitney Bowes in the USA

Spring Global Mail today announced that it has reached an agreement with Pitney Bowes (NYSE: PBI) who will assume responsibility for all future business for all Spring Global Mail's customers and limited capital assets in the United States of America. Spring Global Mail will no longer operate its present business in the USA. Also part of this transaction is a Global Distribution Agreement that grants Pitney Bowes access to the Spring Global Mail network outside the USA. Spring Global Mail is pleased that its customers will in future be served by Pitney Bowes, one of the most dynamic and respected companies in the postal world. Furthermore, this agreement will allow Spring Global Mail to invest in other areas of its business and to strengthen its operations in Europe and Asia.

Spring Global Mail

Spring Global Mail (G3 Worldwide Mail NV) is a joint venture company, formed in 2001 by three of the world's leading postal organisations - TNT of the Netherlands, Royal Mail Group of the United Kingdom and Singapore Post. Headquartered in Amsterdam and with more than 1,400 employees worldwide, Spring Global Mail provides creative, reliable and cost effective solutions for all types of businesses sending international mail. For more information, please visit our website: www.springglobalmail.com.

Pitney Bowes

Pitney Bowes provides the world’s most comprehensive suite of mailstream software, hardware, services and solutions to help companies manage their flow of mail, documents and packages to improve communication. Pitney Bowes, with $5.7 billion in annual revenue, takes an all-inclusive view of its customers’ operations, helping organizations of all sizes enjoy the competitive advantage that comes from an optimized mailstream. The company’s 86 years of technological leadership have produced many major mailstream innovations, and it is consistently on the Intellectual Property Owners Association’s list of top U.S. patent holders. With approximately 35,000 employees worldwide, Pitney Bowes serves more than 2 million businesses through direct and dealer operations. More information about the company can be found at www.pb.com.

TNT N.V.

TNT provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs around 139,000 people. Over 2006, TNT reported € 10.1 billion in revenues and an operating income of € 1,276 million. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 16 March 2007